GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

May 27, 2010

VIA EDGAR

Mr. Ajay Koduri
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:       Acceleration Request
GCI, Inc.
Registration Statement on Form S-4 (Registration No. 333-165734)

Dear Mr. Koduri:

In accordance with Rule 461 under the Securities Act of 1933, as amended, GCI, Inc.  respectfully requests that you take such action as may be necessary to cause the referenced Registration Statement on Form S-4 to become effective at 9:00 a.m., Eastern Time, on June 1,  2010, or as soon thereafter as practicable.

Please contact the undersigned at (907) 868-5600 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

GCI, Inc.

By: /s/ John M. Lowber_____________
John M. Lowber,
Secretary, Treasurer and Director